Mercedes-Benz Auto Lease Trust 2019-B
Investor Report

Amounts in USD

Dates

Collection Period No.	26				
Collection Period (from... to)	1-Dec-2021	31-Dec-2021			
Determination Date	13-Jan-2022				
Record Date	14-Jan-2022				
Payment Date	18-Jan-2022				
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2021	18-Jan-2022	Actual/360 Days	34	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2022	15-Dec-2021	15-Jan-2022	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	530,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	440,000,000.00	108,070,381.70	64,647,571.88	43,422,809.82	98.688204	0.146926
Class A-4 Notes	109,960,000.00	109,960,000.00	109,960,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,279,960,000.00**	**218,030,381.70**	**174,607,571.88**	**43,422,809.82**		
Overcollateralization	208,393,333.59	226,973,883.37	226,973,883.37			
Total Securitization Value	**1,488,353,333.59**	**445,004,265.07**	**401,581,455.25**			
present value of lease payments	612,169,560.17	71,354,335.44	59,706,545.57			
present value of Base Residual Value	876,183,773.42	373,649,929.63	341,874,909.68			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	226,973,883.37	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.010000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	2.000000%	180,117.30	0.409358	43,602,927.12	99.097562
Class A-4 Notes	2.050000%	187,848.33	1.708333	187,848.33	1.708333
Total		**367,965.63**		**$43,790,775.45**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,413,935,666.91**	**370,586,598.39**	**327,163,788.57**

Available 2019-B Collections		Distribution on the Exchange Note	
Lease Payments Received	10,281,631.58	(1) Total Servicing Fee	370,836.89
Net Sales Proceeds-early terminations (incl Defaulted Leases)	19,721,795.37	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	21,926,444.20	(2) Exchange Note Interest Distributable Amount (2.06%)	636,173.66
Excess wear and tear included in Net Sales Proceeds	2,478.80	(3) Exchange Note Principal Distributable Amount	43,422,809.82
Excess mileage included in Net Sales Proceeds	21,404.36	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	**51,929,871.15**		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	472.32		
		(5) Remaining Funds Payable	7,500,523.10
Total Available Collections	**51,930,343.47**	**Total Distribution**	**51,930,343.47**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	**44,058,983.48**	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	367,965.63
Total Available Funds	**44,058,983.48**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	43,422,809.82
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	268,208.03
		Total Distribution	**44,058,983.48**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	370,836.89	370,836.89	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	367,965.63	367,965.63	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	180,117.30	180,117.30	0.00
thereof on Class A-4 Notes	187,848.33	187,848.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	367,965.63	367,965.63	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	43,422,809.82	43,422,809.82	0.00
Principal Distribution Amount	43,422,809.82	43,422,809.82	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.60
minus Net Investment Earnings	31.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.60
Net Investment Earnings on the Exchange Note	
Collection Account	440.72
Investment Earnings for the Collection Period	472.32

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	445,004,265.07	13,415
Principal portion of lease payments	7,440,562.53	
Terminations- Early	16,939,359.80	
Terminations- Scheduled	18,675,521.43	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	367,366.06	
Securitization Value end of Collection Period	401,581,455.25	12,257

Pool Factor	26.98%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	7.09
Weighted Average Seasoning (months)	13.74	32.62
Aggregate Base Residual Value	1,019,238,943.26	356,023,684.40
Cumulative Turn-in Ratio		59.50%
Proportion of base prepayment assumption realized life to date		67.22%
Actual lifetime prepayment speed		0.64%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	399,854,997.35	12,212	99.57%
31-60 Days Delinquent	1,280,007.98	32	0.32%
61-90 Days Delinquent	292,158.69	9	0.07%
91-120 Days Delinquent	154,291.23	4	0.04%
Total	401,581,455.25	12,257	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.111%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	242,375.75	6	24,012,111.81	593
Liquidation Proceeds	31,888.50		18,966,889.36	
Recoveries	260,886.73		4,932,900.21	
Principal Net Credit Loss / (Gain)	(50,399.48)		112,322.24	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(0.143)%			
Prior Collection Period	(1.030%)			
Second Prior Collection Period	(0.233%)			
Third Prior Collection Period	0.053 %			
Four Month Average	(0.338)%			

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value			0.008%	
Average Net Credit Loss / (Gain)			189.41	

	Current		Cumulative	
Residual Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	35,739,871.54	1,152	683,886,945.90	21,485
Sales Proceeds and Other Payments Received	41,381,553.26		779,333,285.66	
Residual Loss / (Gain)	(5,641,681.72)		(95,446,339.76)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(15.994)%			
Prior Collection Period	(16.735%)			
Second Prior Collection Period	(13.298%)			
Third Prior Collection Period	(12.042%)			
Four Month Average	(14.517)%			

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value			(6.413)%	
Average Residual Loss / (Gain)			(4,442.46)	